Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                              Date: June 7, 2004

     On June 7, 2004, Sanofi-Synthelabo first disseminated the following communication materials to its employees.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.

                                     * * * *

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Number 2                                                          June 7, 2004
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                             LA LETTRE BLEUE No. 2
                             ---------------------


        [GRAPHIC OF WOMAN                              FURTHER
           WITH CHILD]                                 DETAILS...



WHAT ARE THE AMF, THE SEC AND THE FTC?
> The Autorite des marches financiers (AMF) is a public authority responsible for overseeing the protection of savings, the information provided to investors and the proper functioning of stock markets in France. This mandate includes supervision and the quality of information, compliance with stock market regulations, and compliance with the professional code of conduct applicable to stockbrokers. The AMF resulted from the merger last year of the Commission des operations de bourse (COB) and the Conseil des marches financiers (CMF).

> The Securities and Exchange Commission (SEC) is, in the United States, the administrative authority equivalent to the AMF in France, with generally similar responsibilities.

> The United States Federal Trade Commission (FTC) is an administrative agency of the United States federal government. In general, it is one of the federal agencies responsible for enforcing the U.S. antitrust laws. In particular, the FTC has jurisdiction to review Sanofi-Synthelabo's proposed acquisition of the shares of Aventis pursuant to the offer and to ensure that it complies with U.S. antitrust laws. In Europe, it is the European Commission that is responsible for ensuring that Sanofi-Synthelabo's acquisition of Aventis complies with European Union competition laws.

WHAT HAPPENS TO THE OFFER AFTER THE AGREEMENT SIGNED WITH AVENTIS?
> The new offer, on improved financial terms, was filed with the AMF on April 26, 2004 (revised offer). The AMF approved the terms of this revised offer on May 4, 2004 and gave its visa to the new offer prospectus on May 7, 2004. The revised offer began in France on May 12, 2004. Sanofi-Synthelabo's ongoing offers in the United States and in Germany have also been revised and are being made on substantially similar terms to the revised French offer.

WHEN WILL THE CLOSING DATE FOR TENDERS IN THE OFFER OCCUR?
> The AMF has set June 30, 2004 as the expiration date.

IS THE REVISED OFFER SUBJECT TO REVIEW BY THE U.S. FEDERAL TRADE COMMISSION
(FTC)?
> The closing of Sanofi-Synthelabo's revised offer is no longer subject to the condition that we have received the approval of the FTC.

Nevertheless, the acquisition of Aventis must be reviewed by the FTC and, under applicable United States law, we may not complete the revised offer before the termination or expiration of a waiting period during which the FTC conducts that review.

Sanofi-Synthelabo and Aventis are fully cooperating with the FTC's investigation to resolve all remaining issues as promptly as possible.

WHAT IS THE LEGAL NATURE OF THE PUBLIC TENDER OFFER SANOFI-SYNTHELABO HAS MADE FOR AVENTIS?
> Sanofi-Synthelabo's offer for Aventis is a public tender offer which, if successful, will result in Sanofi-Synthelabo taking control of Aventis through the acquisition of a majority of the share capital and voting rights of Aventis. Immediately after the completion of the offer, Aventis will continue to exist as a separate company, which will be a subsidiary of Sanofi-Synthelabo; on this basis, the integration of the two businesses will be able to start.

HOW CAN YOU TENDER AVENTIS SHARES TO THE SANOFI-SYNTHELABO OFFER?
> If you hold Aventis shares, your bank is going to contact you to ask if you wish to tender them to the offer; if you do, you should return the reply form which is attached to the letter from your bank within the specified time period.

If you hold Aventis shares through a mutual fund, you do not need to do anything; the fund manager will decide whether to tender the fund's Aventis shares in Sanofi-Synthelabo's offer.

IS IT TRUE TO SAY THAT THE DIVESTMENT OF ARIXTRA(R) AND FRAXIPARINE(R) TO GSK
IS SUBJECT TO THE SUCCESSFUL COMPLETION OF THE OFFER FOR AVENTIS?
> Yes, that is the case, the divestment of these products, their active ingredients and their related assets (including the Notre Dame de Bondeville facility) will only take place if and when the offer for Aventis is successfully completed.

WHERE WILL THE HEADQUARTERS OF THE NEW GROUP BE LOCATED?
> The headquarters of the new Group will be located in Paris.

PLEASE EMAIL US YOUR
QUESTIONS

If you have a question,
please send a message
(preferably in French,
English or Spanish) to:
lalettrebleue@sanofi-synthelabo.com.
We will do our best to reply.

In accordance with article 7 of COB Regulation no. 2002-04, the present document has been submitted to the Autorite des marches financiers ("AMF").

This communication contains forward-looking information and statements which are not historical facts and which are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the United
States Securities Exchange Commission ("SEC") and the AMF. Other than as required by applicable law, Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements.

IMPORTANT INFORMATION

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis which has been granted visa number 04-510 by the AMF.


The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.


The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 No. 04-0391 with the French Autorite des Marches Financiers at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities nor shall there be any sale or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.





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